SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of following documents filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores: (i) letter dated November 12, 2003; (ii) payment notice of the second installment of interests related to the Company’s Convertible Notes in a principal amount of US$ 50,000,000, Due 2007

(i)

By letter dated November 12, 2003, the Company reported that a holder of Company’s Convertible Notes exercised his conversion right. Hence, the Company shall issue 67,516 shares, face value pesos 1 (V$N 1) each, and cancel Convertible Notes for an amount of US$ 34,285. The conversion was performed according to terms and conditions established in the prospectus of issuance at the conversion rate of 1.96928 shares, face value pesos 1 per Convertible Note of face value US$ 1. As a result of that conversion the amount of shares of the Company goes from 125,422,740 to 125,490,256. On the other hand, the amount of registered Convertible Notes is US$ 49,537,660.

(ii)

CRESUD S.A.C.I.F. y A. Convertible Notes in a principal amount of US$ 50,000.000, Due 2007

The Company informs that on November 14, 2003, will start the payment to the holders of the second installment of interests related to the Convertible Notes issued on November 14, 2002.

Payment Agent:    The Bank of New York.

Payment date:    November 14, 2003

Payment hours:    From 10 am to 3 pm

Installment number:    Second installment of interests

Period comprised by the payment:    May 14, 2003/ November 14, 2003

Concept of payment:    Interests

Payment currency:    United States Dollars

Outstanding capital:    US$ 49,537,660

Annual Nominal Interest:    8.00%

Amount of interests being paid:    US$ 1,981,506.40

The interests will be paid to the people who were registered, with the Register Agent, as holder of the Convertible Notes, on October 29, 2003.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG

	Name:	Saúl Zang
	Title:	Second Vice Chairman of the Board of Directors

Dated:    November 13, 2003